Exhibit 99.1

News Release

For Release October 21, 2003, 6 am EDST

IPSCO BUSINESS POSITION IMPROVES

    PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [October 21, 2003] -- IPSCO Inc. (NYSE/TSX: IPS) announced today its net income for the third quarter of 2003 was $1.0 million and the net loss attributable to common shareholders was 4 cents per diluted share. This compares to net income attributable to common shareholders of 2 cents per diluted share in the third quarter of 2002 and was an improvement over the loss of 14 cents reported for the second quarter of 2003.

Net income was $2.0 million for the first nine months of 2003, and the net loss attributable to common shareholders was 15 cents per diluted share. This compares to net income of $7.4 million through the first nine months of 2002, and a net loss attributable to common shareholders of 2 cents per diluted share. Through nine months an improved product mix, driven by higher volumes for the energy sector, was more than offset by lower volumes and margins on steel mill products. Overall, higher raw material and energy costs, higher interest expense and a higher effective tax rate were key factors in the change from last year’s results.

Sales for the quarter were a record $335.0 million, up $68.1 million or 26% over the same period last year. Record shipments and improved mix helped to offset continued slow margin recovery for steel mill products such as discrete plate, cut plate and coil. Sales were up $36.8 million or 12% over the prior quarter and tons shipped increased 9%. Year to date sales totaled $913.1 million, an increase of 11% over the first nine months of 2002.

Tubular product sales of $148.8 million were up 69% over last year and 31% over the prior quarter, reflecting the strong Western Canadian drilling market as well as continued solid market penetration from the United States based pipe mills. Steel mill product sales of $186.2 million were up just 4% over the third quarter of 2002 while tons shipped were up almost 6%, reflecting a slow pricing restoration and shifts in sales mix in line with customer demand.

“Activity in the Western Canadian energy sector rebounded nicely and we anticipate that it will continue to remain strong as the year progresses. We are very pleased with this business, which remains on track for record sales this year,” said David Sutherland, the Company’s President and Chief Executive Officer. “And as announced last week, an order for 150,000 tons of large diameter pipe ensures production at IPSCO’s spiral mill through the first half of 2004.

“IPSCO’s major target markets in the North American steel business appear to be improving. Industrial demand has shown signs of life, and the market appears to be recognizing announced price increases. That circumstance should result in improved margins in the fourth quarter. We also expect to deliver improving energy tubular results. Therefore we anticipate a return to profitability next quarter.

“We have stayed focused on our core strengths in plate and pipe, and continue to work on several fronts to improve operating results. With our modern facilities and cost efficient operations, and a clear understanding of customer requirements, IPSCO will continue to grow its top line and manage business for long-term sustainable profitability,” Sutherland concluded.

This news release contains forward-looking information with respect to IPSCO's operations. Actual results may differ from these forward looking statements due to numerous factors, including potential markets and demand for the materials produced, levels of potential imports, production levels, market forces, North American pricing of steel products, trade laws, pricing of energy and raw material inputs, outcome of trade and safeguard cases and other matters. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2002 and Form 40-F.

Company Contact:

Bob Ratliff

Vice President and Chief Financial Officer

IPSCO

Tel. (630) 810-4769

Release #03-26

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